Exhibit 99.1

PRESS RELEASE

Greenfire Resources Announces TSX Listing and Approval to Commence Trading on February 8, 2024, Provides Release Timing for
2024 Outlook and Conference Call

CALGARY, ALBERTA – February 7, 2024 - Greenfire Resources Ltd. (NYSE: GFR) (“Greenfire” or the “Company”), a Calgary-based energy company focused on the sustainable production and development of thermal energy resources from the Athabasca region of Alberta, Canada, is pleased to announce that the Company’s common shares are expected to commence trading on the Toronto Stock Exchange (“TSX”) at the opening of the market on Thursday, February 8, 2024 under the ticker symbol “GFR”.

Greenfire also confirms that the release of its 2024 Outlook is planned after the market closes on February 8, 2024, and the Company has scheduled a conference call to discuss the 2024 Outlook on Friday, February 9, 2024 at 7:00 a.m. Mountain Time (9:00 a.m. Eastern Time). Access details for the conference call are provided below.

Expanding Investor Access with TSX Listing

To further advance Greenfire’s objective of broadening access to investors and enhancing trading liquidity following the Company’s public listing on the New York Stock Exchange in September 2023, the Company filed a final non-offering prospectus with the Alberta Securities Commission (the “ASC”) on February 2, 2024 and applied for a listing of its common shares on the TSX. Greenfire has received final approval for listing from TSX and the Company’s shares are expected to commence trading at the opening of the market on February 8, 2024.

Conference Call Details

Greenfire intends to host a conference call on Friday, February 9, 2024 at 7:00 a.m. Mountain Time (9:00 a.m. Eastern Time) during which members of the Company’s leadership team will discuss the 2024 Outlook, followed by a question-and-answer session for institutional investors.

●	Date: Friday, February 9, 2024

●	Time: 7:00 a.m. Mountain Time (9:00 a.m. Eastern Time)

●	Dial In:

o	North America: 1-800-319-4610

o	International: 1-604-638-5340

About Greenfire

Greenfire is an intermediate, lower-cost and growth-oriented Athabasca oil sands producer with concentrated Tier-1 assets that use steam assisted gravity drainage extraction methods. The Company is focused on responsible and sustainable energy development in Canada, with its registered office located in Calgary, Alberta. Greenfire is an operationally focused company with an emphasis on an entrepreneurial environment and employee ownership. Greenfire common shares are listed on the New York Stock Exchange and will be listed on the Toronto Stock Exchange, under the symbol “GFR”. For more information, visit greenfireres.com or find Greenfire on LinkedIn.

Forward-Looking Statements

This press release may contain certain forward-looking statements within the meaning of the United States federal securities laws and applicable Canadian securities laws. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. In addition to other forward-looking statements herein, there are forward-looking statements in this press release relating to the Company’s plans to respond to the NYSE continued listing standard notice, and plans to regain compliance with such standards, including the Company’s plans to list its common shares on the Toronto Stock Exchange and the expected impact of the expiration of lock-up agreements currently in place.

Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this press release. You should carefully consider the all of the risks and uncertainties described in the “Risk Factors” section of the Company’s final non-offering prospectus dated February 2, 2024, which is available on SEDAR+ at www.sedarplus.ca and registration statement on Form F-1, initially filed with the United States Securities and Exchange Commission (the “SEC”) on October 10, 2023, as amended on December 1, 2023, and January 22, 2024 and other documents filed by Greenfire from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and, except as required by applicable laws, Greenfire assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Greenfire does not give any assurance that it will achieve its expectations.

Contact Information

Greenfire Resources Ltd.

205 5th Avenue SW

Suite 1900

Calgary, AB T2P 2V7

investors@greenfireres.com

greenfireres.com